SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON NOVEMBER 04th, 2014

DATE, TIME AND PLACE: November 4th 2014, at 12:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Manoel Horacio Francisco da Silva, Piergiorgio Peluso e Rodrigo Modesto Abreu either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified the absence of Messrs. Oscar Cicchetti, Mario Di Mauro and Francesca Petralia. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the third quarter, dated as of September 30th, 2014; (2) To acknowledge about the activities carried out by the Control and Risks Committee; (3) To acknowledge about the activities carried out by the Statutory Audit Committee; and (4) Procedure of Management and dissemination of sensitive information of Telecom Italia Group.

RESOLUTIONS:  Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

 (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the third quarter, dated as of September 30th, 2014, based on the information provided by the Company administration, by the independent auditors, PricewaterhouseCoopers (“PwC”), and in accordance with the favorable opinion issued by the Fiscal Council. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members congratulated the Company’s management on the results achieved in this quarter;

(2) To acknowledge about the activities carried out by the Control and Risks Committee at its meetings held on September 30th, 2014; October 17th, 2014; and November 04th, 2014, in accordance with the report presented by Mr. Franco Bertone;

(3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meetings held on September 30th, 2014; October 17th, 2014; and November 03rd, 2014, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker; and

(4) To acknowledge about the Procedure of Management and dissemination of sensitive information of Telecom Italia Group.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Franco Bertone, Manoel Horacio Francisco da Silva, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 04th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 4, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.